Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

PROPOSED INVESTMENT IN TRUST SCHEME

The Board announces that the Company and CLP&C (each as the principal and beneficiary) proposed to subscribe for, through AMC (as the authorized agent), the trust units under the Trust Scheme established by Chongqing Trust (as the trustee). In this connection, the Company and CLP&C proposed to subscribe for 2,086 million and 30 million trust units of RMB1 each under the Trust Scheme at a consideration of RMB2,086 million and RMB30 million, respectively. AMC will, on behalf of the Company and CLP&C, enter into the Trust Contract with Chongqing Trust.

The total amount of the trust funds under the Trust Scheme shall be RMB2,116 million, which will be ultimately used for the investment in the PPP Project for Qingdao Metro Line 4.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLP&C is held as to 60% and 40% by CLIC and the Company, respectively, and is therefore an associate of CLIC. Thus, CLP&C also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of the Trust Scheme of which CLP&C is a beneficiary, and is therefore a connected person of the Company. Given that one or more of the applicable percentage ratios in respect of the trust remuneration payable to Chongqing Trust in connection with the Trust Scheme are less than 0.1%, the arrangement for payment of the trust remuneration is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company and CLP&C (each as the principal and beneficiary) proposed to subscribe for, through AMC (as the authorized agent), the trust units under the Trust Scheme established by Chongqing Trust (as the trustee). In this connection, the Company and CLP&C proposed to subscribe for 2,086 million and 30 million trust units of RMB1 each under the Trust Scheme at a consideration of RMB2,086 million and RMB30 million, respectively. AMC will, on behalf of the Company and CLP&C, enter into the Trust Contract with Chongqing Trust. As at the date of this announcement, the parties have not entered into the Trust Contract. If the Trust Contract eventually entered into by the parties contains material terms that are not disclosed in this announcement, or differs materially from the terms disclosed in this announcement, the Company will make further announcement(s) in due course.

The total amount of the trust funds under the Trust Scheme shall be RMB2,116 million, which will be ultimately used for the investment in the PPP Project for Qingdao Metro Line 4. The qualification as an investor of the Project was successfully obtained by the consortium formed by Chongqing Trust and AMC in a public tender organized by the Qingdao Municipal Government, and the total amount of the trust funds reflected the amount of investment required to be made by the investor as specified in the public tender document of the Project.

DETAILS OF THE TRANSACTION

Size of the Trust Scheme and payment of the trust funds

The total amount of the trust funds under the Trust Scheme shall be RMB2,116 million, comprising 2,116 million trust units at the nominal value and subscription price of RMB1 per trust unit. The Company and CLP&C proposed to subscribe for 2,086 million and 30 million trust units under the Trust Scheme at a consideration of RMB2,086 million and RMB30 million, respectively. The Company will pay for its contribution as set out above by installments. The detailed payment schedule will be specified in the Trust Contract.

The above payment by the Company shall be funded by the Company’s internal resources.

Term of the Trust Scheme

The Trust Scheme shall have a term of not more than 25 years.

Investment target of the Trust Scheme

Pursuant to the Trust Contract, the Trust Scheme will, in its capacity as a senior limited partner, form the Partnership with other partners, and subscribe for an interest in the Partnership representing 58.33% of the total subscription amount of the Partnership with all of the trust funds. The Partnership will invest the total subscription amount into the Project Company by way of capital injection. The Project Company, established in July 2016, is wholly owned by Qingdao Metro Group as at the date of this announcement. Upon completion of the capital injection, the Partnership will hold 60% of the enlarged registered capital of the Project Company. The Project Company will be responsible for the development, construction and operation of the PPP Project for Qingdao Metro Line 4, and will be entitled to the operating income of the Project for 25 years. Qingdao Metro Line 4 is expected to have a total length of 30.7 km, which will become the eastbound and westbound main line in the central area of Qingdao. It is expected that Qingdao Metro Line 4 will be completed for operation in 2020.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, Qingdao Metro Group, all the general partners and other limited partners of the Partnership, and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

As at the date of this announcement, the relevant parties have not entered into definitive agreements in respect of the formation of the Partnership and the capital injection into the Project Company as described above. If the terms of the definitive agreements differ materially from those disclosed in this announcement, the Company will make further announcement(s) in due course.

Trust benefit distribution

The trust benefits to be distributed by Chongqing Trust to the beneficiaries are ultimately derived from the operating income generated from the operation of the Project by the Project Company and the special subsidies provided to the Project Company by the Qingdao Municipal Government for the Project every year. The Project Company will distribute the investment returns to the Partnership on an annual basis, upon receipt of which, the Partnership will distribute the investment returns to all of its partners, and the Trust Scheme, as a senior limited partner, will be entitled to receive such distribution in priority over all other partners. Chongqing Trust will distribute the trust benefits to the Company and CLP&C through AMC.

Trust expenses

All expenses in connection with the management and operation of the trust assets under the Trust Scheme shall be paid out of the trust assets, including, among others, the trust remuneration payable to Chongqing Trust, and the custodian fee payable to a custodian bank. The specific fee rate of each of the trust remuneration and custodian fee will be determined by the parties by reference to the price of similar services in the market and will be specified in the Trust Contract. Such fee rate, in aggregate, is expected to be approximately 0.1% per annum.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Project is the first PPP project for railway traffic construction involving insurance funds won by the Company in a public tender, which is a new breakthrough for the Company to make investment in PPP projects. The participation by the Company in the Project will help extend the duration of its assets and narrow down the duration gap of assets and liabilities. The trust benefits are ultimately derived from the operating income generated from the operation of the Project by the Project Company and the special subsidies provided to the Project Company by the Qingdao Municipal Government for the Project every year. The Qingdao Municipal Government has undertaken that it will include the special subsidies in its financial budget, and the Project has been selected by the Ministry of Finance of the PRC as one of the model projects in its library for the third batch of PPP projects. The Transaction will enable the Company to expand its channels for the investment of insurance funds, which will be conducive to the development of its investment business, the consolidation of its investment resources within the system, and the further enhancement of its brand value.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted on normal commercial terms and in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and its shareholders as a whole. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or CLP&C, and have abstained from voting on the board resolution for approving the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include the risk relating to laws and policies, interest rate risk, market risk, operational risk, credit risk, and force majeure risk, etc., details of which are set out below:

During the term of the trust, any adjustment to the PRC’s macro-economic policies may have an adverse impact on the business operation of the Project Company, which would affect the gains from the trust assets. Given the long term of the Trust Scheme, any change in market price may be affected by the interest rate level, which would bring interest rate risks to the trust assets. The operation of the Project Company is affected by its management capability, market outlook, quality of its employees, its technical capability and government performance ability, which might affect its profitability and operational capacity, and the gains from the trust assets, and thus bringing operational risks and market risks. If force majeure events such as war, unrest or natural disaster, and other unforeseeable accidents occur, these would materially affect the economic development and might create risks for the trust assets. In addition, if the Project Company or the Qingdao Municipal Government maliciously breaches the relevant contracts, the security of the trust assets would be affected.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLP&C is held as to 60% and 40% by CLIC and the Company, respectively, and is therefore an associate of CLIC. Thus, CLP&C also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of the Trust Scheme of which CLP&C is a beneficiary, and is therefore a connected person of the Company. Given that one or more of the applicable percentage ratios in respect of the trust remuneration payable to Chongqing Trust in connection with the Trust Scheme are less than 0.1%, the arrangement for payment of the trust remuneration is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under PRC laws and regulations and other businesses approved by the CIRC.

The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the China Banking Regulatory Commission.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“Chongqing Trust”	(Chongqing International Trust Co., Ltd.), a joint stock limited liability company established under the laws of the PRC

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Partnership”	(Qingdao Metro Line 4 Fund (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“Project” or “PPP Project for Qingdao Metro Line 4”	the public-private-partnership project for Qingdao Metro Line 4

“Project Company”	(Qingdao Metro Line 4 Co., Ltd.), a company established under the laws of the PRC with limited liability and wholly owned by Qingdao Metro Group as at the date of this announcement, whose principal business is to develop, construct and operate the PPP Project for Qingdao Metro Line 4

“Qingdao Metro Group”	(Qingdao Metro Group Co., Ltd.), a company established under the laws of the PRC with limited liability and wholly owned by the State-owned Assets Supervision and Administration Commission of the Qingdao Municipal People’s Government, whose principal business includes the investment, financing, construction, operation and management of railway traffic projects in Qingdao

“RMB”	Renminbi, the lawful currency of the PRC

“Transaction”	the joint investment by the Company and CLP&C in the Trust Scheme

“Trust Contract”	Chongqing Trust – Collective Fund Trust Contract for the PPP Project for Qingdao Metro Line 4 to be entered into by AMC (on behalf of the Company and CLP&C) with Chongqing Trust

“Trust Scheme”	Chongqing Trust – Collective Fund Trust Scheme for the PPP Project for Qingdao Metro Line 4 to be established by Chongqing Trust in accordance with the Trust Contract

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 December 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie